Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Impax Laboratories, Inc.:

We consent to the incorporation by reference in the Registration Statements  on Form S-8 (No. 333-158259 and 333-168584) of Impax Laboratories, Inc. of our reports dated February 26, 2013, with respect to the consolidated balance sheets of Impax Laboratories, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the years in the two-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Impax Laboratories, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 26, 2013